Darren C. Skinner
Darren.Skinner@aporter.com

+1 202.942.5636
+1 202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

November 16, 2012

CORRESPONDENCE FILED
VIA EDGAR TRANSMISSION

Mark S. Webb

Legal Branch Chief

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Walker & Dunlop, Inc.
Registration Statement on Form S-3
Filed October 4, 2012; File No. 333-184297

Dear Mr. Webb:

On behalf of our client, Walker & Dunlop, Inc. (the “Company”), we are responding to the letter dated October 26, 2012 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to the Company setting forth a comment of the staff of the Commission’s Division of Corporation Finance (the “Staff”) on the Company’s Registration Statement on Form S-3, File No. 333-184297, filed with the Commission on October 4, 2012 (the “Registration Statement”).  This letter sets forth the Company’s response to the Staff’s comment contained in the Comment Letter.

To facilitate the Staff’s review, the Staff’s comment is set forth in bold, followed by the Company’s response.  In addition, as requested by the Staff, we also have included the content of an interim response (the “Interim Response”) that we submitted via e-mail on November 8, 2012.   Capitalized terms used in this letter without definition have the meanings given to them in the Registration Statement.

Selling Stockholders, page 3

1.                                      We note your response to comment 4 of our letter dated October 10, 2102.  Since you are unable to make the representation that Column Guaranteed LLC and Galaxy Acquisition LLC purchased the securities in the ordinary course of business, please revise the registration statement to indicate that these broker-dealer affiliates are underwriters.

Response:

As indicated in the Interim Response and during our telephone call on November 13, 2012, the Company did not believe that the requested representations from Column and Galaxy should be applicable or necessary because it views the Formation Transaction (as defined below) and the Acquisition as “extraordinary transactions” under state company law.  Simply stated, the transactions are business combination transactions and do not involve a “distribution” as that term is understood for purposes of the Securities Act of 1933, as amended (the “Securities Act”).

Notwithstanding the foregoing, since the Interim Response, the Company has considered further the interpretation of the phrase “ordinary course of business” in the context of business combination transactions and has discussed the matter with its counsel and with counsel to each of Column and Galaxy.  Based on that further consideration, the Company is of the view that, although the Formation Transaction and the Acquisition may be viewed as “extraordinary transactions” from a state corporate law perspective, the share acquisitions associated with those transactions may be appropriately viewed as occurring for investment purposes in the ordinary course of the respective businesses of Column and Galaxy (as distinguished from an acquisition with a view to a distribution).

Accordingly, in response to the Staff’s comment, the Company will include the following statement in the selling stockholder table (in a footnote relating to each of Column and Galaxy) in the form of prospectus that it would file pursuant to Rule 424(b)(3) under the Securities Act:

This selling stockholder is an affiliate of a broker-dealer and acquired the shares of our common stock for investment purposes in the ordinary course of business in connection with the [Acquisition](1) [the formation transaction through which WDLLC became our wholly owned subsidiary](2).  The selling stockholder has represented to us that it had no agreements or understandings, directly or indirectly, with

(1)   This bracketed text will be in the footnote corresponding to Galaxy.

(2)   This bracketed text will be in the footnote corresponding to Column.

any person to distribute the securities at the time of their acquisition.  In addition, the selling stockholder did not receive the securities as compensation for professional services rendered by or on behalf of a broker-dealer.

Interim Response:

The text of the Interim Response is set out below:

Thank you for the Staff’s November 2 comment letter pertaining to the referenced filing.  We have considered the comment and discussed it with counsel to each of Column Guaranteed LLC (“Column”) and Galaxy Acquisition LLC (“Galaxy”).  In addition, we have reviewed available Staff guidance, prior comment letters and third party publications.  As CD&I 612.09 (Jan. 26, 2009) points out, the answer to the question raised by this comment is based on specific facts and circumstances.  Respectfully, in these circumstances, we see no basis for the Staff’s comment.

In order to be a statutory underwriter, each selling stockholder would have to have acquired the shares with a view towards a distribution.  As outlined below, that clearly is not the case in this situation.

•                  Column acquired its shares in December 2010 in exchange for its then 35% ownership interest in the issuer’s now wholly-owned subsidiary, Walker & Dunlop, LLC (“WDLLC”).  Column’s 35% interest in WDLLC was acquired in January 2009 in connection with Column’s sale of substantially all of its assets (comprising Column’s $5.0 billion servicing portfolio, together with its Fannie Mae, Freddie Mac and HUD operations, including its healthcare real estate lending business) to the issuer’s predecessor entity, W&D, Inc.  As part of these series of transactions (the “Formation Transaction”), in December 2010, Column, the issuer and the other shareholders of the issuer agreed that at the 2011 annual meeting of the issuer Column would be entitled to designate two nominees to the issuer’s board of directors.

•                  In conjunction with the Formation Transaction, the issuer completed its initial public offering (“IPO”) on December 20, 2010 and Column retained an approximately 24% equity interest following that IPO.  Pursuant to a related December 20, 2010 registration rights agreement (filed as Exhibit 4.1 to the Registration Statement), those shares are currently registered for resale pursuant to the issuer’s existing registration statement on Form S-3 (File No. 333-178878) that was declared effective on January 24, 2012.

•                  Galaxy acquired its shares in connection with issuer’s acquisition of CWCapital LLC from CW Financial Services LLC (the “Acquisition”).  The shares issued by the issuer to CW Financial Services as consideration for the Acquisition were transferred by CW Financial Services to Galaxy (which indirectly owns 100% of the membership interest in CW Financial) immediately following the closing of the Acquisition.  The shares held by Galaxy are included in the new registration statement pursuant to a September 4, 2012 registration rights agreement (filed as Exhibit 4.3 to the Registration Statement).

In the context of these facts, we would make the following points of analysis:

•                  “Distribution” typically means an offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”  See, e.g., Rule 100(b)of Regulation M.  As noted above, Column’s shares already are registered for resale.  Those shares are being included in the new registration statement to which the comment letter pertains pursuant to an agreement among the selling shareholders in order to better coordinate their respective registration and priority rights.

•                  In addition, the corporate governance agreements entered into in connection with the Acquisition are inconsistent with the selling shareholders’ having a view towards a distribution.  For example, relevant definitive agreements relating to the Acquisition provide Galaxy the ability to designate two individuals to the issuer’s board of directors through the issuer’s annual meeting to be held in 2014.  Similarly, under relevant definitive agreements relating to the Acquisition that modify and extend the term of Column’s board designation rights under the Formation Transaction, to the extent that Column beneficially owns at least 10% of the issuer’s common stock then outstanding, Column has the right to designate one nominee for election to the issuer’s board of directors through the issuer’s annual meeting to be held in 2014.

•                  Given that the business-sale transactions underlying the Formation Transaction and the Acquisition were extraordinary transactions and cannot (by that definition) be characterized as in the “ordinary course of business” of either the issuer or the relevant selling shareholder, the issuer declined to make that representation in response to the comment letter.  However, the issuer has provided the representations that the shares were not acquired as compensation for any broker-dealer services or pursuant to any direct or indirect agreement with the issuer or any other person to distribute the shares.  And the issuer would be prepared to make any further representations regarding relevant facts and circumstances.

*  *  *  *

The Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 942-5636, or, in my absence, Neil Goodman at (202) 942-5191, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Darren C. Skinner